press release

ArcelorMittal sells its 35% stake in Gestamp Automoción for €875m

5 February 2016

ArcelorMittal today announces it has sold its 35% stake in Gestamp Automoción ("Gestamp") to the majority shareholder, the Riberas family, for a total cash consideration of €875m. The transaction is unconditional and payment is expected to be made to ArcelorMittal within six months. In addition to the cash consideration, ArcelorMittal will receive a payment of €10m as a 2015 dividend.

ArcelorMittal entered into a joint venture with the Riberas family in 1998 with the intent of developing, through Gestamp, the business of stamping, assembly and welded blanks for automotive original equipment manufacturers (OEMs). Over the years, Gestamp has established itself as a global market leader in the design and manufacture of metal components and assemblies for sale to automotive OEMs, with a leadership position in hot-stamped technology. Gestamp now operates 95 plants located in 20 countries, supplying body-in-white, chassis structures, opening systems and mechanisms to all the major car manufacturers from Europe, the Americas and Asia.

ArcelorMittal will continue its supply relationship with Gestamp through its 35% shareholding in Gonvarri, a sister company of Gestamp. ArcelorMittal sells coils to Gonvarri for processing before they pass to Gestamp and other customers. Further, ArcelorMittal will continue to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier.

Aditya Mittal, CEO of ArcelorMittal Europe and group CFO, said: "The sale of our stake in Gestamp unlocks substantial value for ArcelorMittal’s shareholders and is consistent with our stated strategy of portfolio optimisation. Most importantly, our major supplier relationship with Gonvarri and Gestamp is unaffected by this transaction and we will continue to work together to supply automotive OEMs with world-class automotive steel products."

Francisco J. Riberas, president and CEO of Gestamp, said: “Our commitment to growth and market leadership is part of our DNA and we have been proud to have ArcelorMittal as a loyal and reliable partner in this long-term endeavour. Looking ahead, Gestamp and Gonvarri will continue their strategic relationship with ArcelorMittal in our common interest”.